EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2016

(In thousands)

Earnings
Net income	$75,560
Equity earnings	(8,394)
Income distribution from equity investees	7,926
Federal and state income taxes	42,513
Amortization of capitalized interest	527
Fixed charges	20,920
Total Earnings as Defined	$139,052

Fixed Charges
Interest expense on long-term debt and other	$18,963
Interest on rentals*	667
AFUDC - borrowed funds	387
Amortization of debt issuance costs	903
Total Fixed Charges	$20,920

Ratio of Earnings to Fixed Charges	6.65X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.